Exhibit 12.1

BlackRock, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Nine months ended September 30,		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Pre-tax income[1]	$970,918	$243,142	$512,065	$372,466	$195,405	$250,649	$223,948
Add: Fixed charges	52,514	12,914	22,393	15,236	5,590	5,211	4,726
Distributions from equity method investees	15,070	820	1,939	2,620	2,276	3,144	1,008
Less: Income from equity method investees	(55,783)	(2,413)	(5,659)	(11,526)	(2,549)	(4,912)	(2,098)

Pre-tax income before fixed charges	$982,719	$254,463	$530,738	$378,796	$200,722	$254,092	$227,584

Fixed charges:
Interest expense	$31,023	$6,021	$9,916	$7,924	$835	$720	$683
Interest expense on uncertain tax positions[2]	2,495	—	—	—	—	—	—
Portion of rent representative of interest	18,996	6,893	12,477	7,312	4,755	4,491	4,043

Total fixed charges	$52,514	$12,914	$22,393	$15,236	$5,590	$5,211	$4,726

Ratio of earnings to fixed charges	18.71	19.70	23.70	24.86	35.91	48.76	48.15

[1]	Pre-tax income has been reduced by non-controlling interest.
[2]	Interest expense has been recorded within Income tax expense on the condensed consolidated statements of income.